                        [LETTERHEAD OF AIRGATE PCS, INC.]

April 1, 2005

VIA EDGAR & OVERNIGHT DELIVERY
------------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0408

          RE:  AIRGATE PCS, INC.
               APPLICATION FOR WITHDRAWAL OF
               REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-122203)

Ladies and Gentlemen:

     On December 7, 2004, Alamosa Holdings, Inc., A-Co. Merger Sub, Inc., a
newly formed corporation and a wholly-owned subsidiary of Alamosa ("AirGate")
and AirGate PCS, Inc. ("Old AirGate") entered into a merger agreement. Pursuant to the merger agreement, on February 15, 2005, Old AirGate merged with and into
AirGate, with AirGate continuing as the surviving corporation in the merger.
Upon completion of the merger, among other things, AirGate assumed Old AirGate's obligations under Old AirGate's First Priority Senior Secured Floating Rate
Notes due 2011 and changed its name to "AirGate PCS, Inc." Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), AirGate hereby makes this application to withdraw the Registration Statement on Form S-4
(Registration No. 333-122203), together with all exhibits thereto, filed by Old
AirGate, on January 21, 2005 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). AirGate is requesting withdrawal of the Registration Statement because Old AirGate has ceased to exist as a legal entity. The Registration Statement has not been declared effective by the
Commission, and none of Old AirGate's securities have been sold in connection with this offering.

     Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact
Eduardo Gallardo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3023.

                                           Very truly yours,

                                           AirGate PCS, Inc.

                                           By: David E. Sharbutt

                                                  /s/ David E. Sharbutt
                                           ----------------------------------
                                                  President

cc:  Eduardo Gallardo

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